SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MINUTES OF SPECIAL MEETING OF COMPANHIA SIDERÚRGICA NACIONAL HELD ON JUNE 23, 2005, DRAWN UP IN SUMMARIZED FORMAT

1.     Date, time and place: June 23, 2005, at 10 a.m., at the head offices of the Company, at Rua São José n.° 20, Room 1602, Centro, Rio de Janeiro.

2.     Call: Adds published in second call in Jornal do Commercio, Gazeta Mercantil and Official Gazette of the State of Rio de Janeiro on June 8, 9 and 10, 2005. The referred adds are on the desk available to the interesting parties, released the reading and transcription of the same.

3.     Attendance: Shareholders representing more than the majority of the voting capital, as evidenced by the signatures in the Shareholders Attendance Book, observed the provisions of Article 135 of Law 6404/76, as of November 15, 1976.

4.     Chair: Due to the absence of the Chairman and Vice-Chairman of the Board of Directors of the Company, the Director Antonio Francisco dos Santos chaired the meeting and invited Mrs. Claudia Maria Sarti to be the meeting secretary.

5.     Decisions: 5.1 – By unanimous vote it was approved the drawn up of this minutes in abridged form and its publication with omission of the signatures of the present Shareholders, as allowed, respectively, by paragraphs 1st and 2nd of article 130 of Law 6,404, as of November 15, 1976 ("Law 6,404/76"). 5.2 – Approved by majority of the present Shareholders, being the abstentions and contrary votes filed with the head offices of the Company, the amendment to the By-laws of the Company with the purpose of creating the Audit Committee. In this sense, the By-laws becomes to be in force with the following amendments: (i) inclusion of item XL in Article 17 with the following wording: “XL – to elect and dismiss the members of the Audit Committee, determining their remuneration, to determine the duties of the Committee and to approve the operational rules the Committee establishes for its functioning.”; (ii)creation of the Chapter VI – THE AUDIT COMMITTEE, with the following wording: “Chapter VI – THE AUDIT COMMITTEE – Article 29 – The Company will have an Audit Committee composed by 3 (three) members, elected by the Board of Directors among its members, with term of office of 1 (one) year, reelection being allowed. Sole Paragraph – The Board of Directors will approve the Internal Rules of the Committee, whereby its functions and duties, which shall comply with the applicable laws and regulation regarding audit committees , will be determined.”; 5.3 – In view of the amendment above, the subsequent chapters and articles of the By-laws will be renumbered. Without any other matter to be discussed, the meeting has been suspended for the time necessary for drawing up these Minutes. After reopening the session, it was read, found conform and signed by the Chairman, Secretary and all attending Shareholders.

Rio de Janeiro, June 23, 2005.

I certify that this is the accurate copy of the original one, drawn up in the proper book.

___________________________
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2005

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Lauro Henrique Rezende
Lauro Henrique Rezende Investments Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.